Mail Stop 4561

October 26, 2009

Mr. Issachar Gerlitz
President and Chief Executive Officer
Ness Technologies, Inc.
Ness Tower
Atidim High-Tech Industrial Park
Building 4
Tel Aviv 61580, Israel

>   **Re: Ness Technologies, Inc.**
>   **Form 10-K For the Year Ended December 31, 2008**
>   **Form 10-Q For the Quarter Ended March, 31, 2009**
>   **Forms 8-K Filed on February 4, 2009, May 5, 2009 and July 29, 2009**
>   **File No. 000-50954**

Dear Mr. Gerlitz:

        We have completed our review of the above referenced filings and have no
further comments at this time on the specific issues raised.

                                                Sincerely,

                                                Stephen G. Krikorian
                                                Accounting Branch Chief